TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 1, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	KWESST MICRO SYSTEMS INC.

We are pleased to confirm that copies of the following proxy-related materials were mailed on February 28, 2023 to the Registered Securityholders and to the Non-Objecting Beneficial Owners ("NOBO"):

1 Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders

2 Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3 Notice of Meeting Combined with Information Circular - NOBOs Requesting a Full Package

4 Proxy Return Envelope

Yours truly,

TSX Trust Company

''Deanna Guilfoyle''

Senior Relationship Manager
deanna.guilfoyle@tmx.com

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